Michael E. Tenta (650) 843-5636 mtenta@cooley.com	VIA EDGAR AND FACSIMILE

August 9, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director
Gregory S. Belliston, Division of Corporation Finance

RE:	Monogram Biosciences, Inc.

Schedule 14A

Filed on July 27, 2007

File Number 0-30369

Gentlemen:

We are submitting this letter on behalf of Monogram Biosciences, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 6, 2007 (the “Comment Letter”) and by phone message on August 7, 2007 with respect to the above-captioned Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have incorporated the text of the Staff comment from the Comment Letter into this response letter for convenience.

Proposal 2, page 14

Cash Payment in Lieu of Fractional Shares, page 19

1.	We note you will pay cash in lieu of fractional shares. We also note that although this section of the proxy statement does not yet include the numbers of current and potential number of shareholders, page 43 of your Form 10-K filed on March 9, 2007 states that you had “approximately 300 stockholders of record” as of March 5, 2007. Please provide us with an analysis of the applicability of rule 13e-3 under the Exchange Act, as it appears the reverse split could cause the number of shareholders to fall below 300.

Response:

Further to the exchange of phone messages between our firm and Mr. Belliston on August 7, 2007, the Company confirms its conclusion that the effect described in paragraph (a)(3)(ii)(A) of Rule 13e-3 under the Exchange Act (“Rule 13e-3”) is inapplicable to the Company. Paragraph (a)(3)(ii)(A) of Rule 13e-3 is conditioned on the issuer being subject to either Section 12(g) or Section 15(d) of the Exchange Act, and the Company is subject to neither of these.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange

Commission

August 9, 2007

Page Two

In response to Mr. Belliston’s phone message of August 7, 2007, the Company respectfully submits the following analysis of the applicability to the Company’s proposed reverse stock split of paragraph (a)(3)(ii)(B) of Rule 13e-3.

Paragraph (a)(3)(ii)(B) of Rule 13e-3 describes the following effect:

“Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.”

The common stock of the Company is listed on the NASDAQ Global Market. The Company is not proposing the reverse stock split for the purpose of causing the common stock of the Company to be delisted from the NASDAQ Global Market. Also, for the reasons set forth below, the proposed reverse stock split does not have a reasonable likelihood, either directly or indirectly, of causing the common stock of the Company to be delisted from the NASDAQ Global Market. Accordingly, the Company respectfully submits that the proposed reverse split is not a “Rule 13e-3 transaction” within the meaning of Rule 13e-3.

NASDAQ Global Market Quantitative Listing Standards

Rule 4450 of the NASDAQ Marketplace Rules (“Rule 4450”) describes the quantitative maintenance criteria for issuers with securities listed on the NASDAQ Global Market. The NASDAQ Marketplace Rules can be accessed at the following internet address: http://www.complinet.com/nasdaq/display/display.html?rbid=1705&element_id=13.

Following is an excerpt from paragraphs (a) and (b) of Rule 4450:

“After listing as a NASDAQ Global Market security, a security must substantially meet the criteria set forth in paragraphs (a) or (b), and (c), (d), (e) (f), (g), (h) or (i) below to continue to remain listed on the NASDAQ Global Market. A security maintaining its listing under paragraph (b) need not also be in compliance with the quantitative maintenance criteria in the Rule 4300 series.

(a) Maintenance Standard 1 — First Class of Common Stock, Shares or Certificates of Beneficial Interest of Trusts, Limited Partnership Interests in Foreign or Domestic Issues and American Depositary Receipts

(1)	750,000 shares publicly held;

(2)	Market value of publicly held shares of $5 million;

(3)	The issuer has stockholders’ equity of at least $10 million;

(4)	400 shareholders of round lots; and

(5)	Minimum bid price per share of $1.

(6)	At least two registered and active market makers.

(b) Maintenance Standard 2 — First Class of Common Stock, Shares or Certificates of Beneficial Interest of Trusts, Limited Partnership Interests in Foreign or Domestic Issues and American Depositary Receipts

(1)	The issuer has:

(A)	a market value of listed securities of $50 million; or

(B)	total assets and total revenue of $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange

Commission

August 9, 2007

Page Three

(2)	1,100,000 shares publicly held;

(3)	Market value of publicly held shares of $15 million;

(4)	Minimum bid price per share of $1;

(5)	400 shareholders of round lots; and

(6)	At least four registered and active market makers.

Analysis of Listing Standards with Respect to Reverse Stock Split

Following is an analysis of each branch of the test under paragraph (b) of Rule 4450:

(A) A market value of listed securities of $50 million; or (B) total assets and total revenue of $50 million each for the most recently completed fiscal year or two of the last three most recently completed fiscal years.

The Company complies with branch A of this listing standard, and the proposed reverse stock split is not expected to impact the market value of the Company’s listed securities, which, as of the August 3, 2007 record date for the Company’s proposed 2007 annual meeting, was approximately $216.9 million.

1,100,000 shares publicly held

For the purposes of meeting NASDAQ’s listing requirements, publicly held shares are equal to total shares outstanding less insider holdings. Insider holdings include shares held by an issuer’s officers, directors, employee stock ownership plan and shareholders with 10% or greater beneficial ownership of the company’s shares.

As of the August 3, 2007 record date, 132,245,319 shares of the Company’s common stock were outstanding, of which approximately 99,443,428 would be considered publicly held for the purposes of NASDAQ’s listing requirements. The Company’s reverse split proposal will seek stockholder approval for up to four different reverse split ratios, with the Company’s board of directors authorized to determine which, if any, of the reverse split ratios to implement. The highest proposed reverse split ratio is 6:1. As any of the other proposed ratios would result in smaller reductions in the total number of shares, only the 6:1 ratio will be considered for purposes of this analysis. If the 6:1 reverse split were implemented, the Company would continue to have approximately 16,573,905 shares publicly held, and would therefor continue to comply with this listing standard.

Market value of publicly held shares of $15 million

The proposed reverse split is not expected to impact the aggregate market value of the Company’s publicly held shares, estimated at $163.1 million as of the August 3, 2007 record date.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange

Commission

August 9, 2007

Page Four

Minimum bid price per share of $1

The proposed reverse split is expected to have a positive impact on the minimum bid price per share of the Company’s common stock. On August 8, 2007, last sale price of one share of the Company’s Common Stock, as reported by NASDAQ, was $1.74.

400 shareholders of round lots

Section 4200 of the NASDAQ Marketplace Rules defines a “round lot holder” as a holder of a normal unit of trading. It further defines a “normal unit of trading” as 100 shares of a security unless, with respect to a particular security, NASDAQ determines that a normal unit of trading shall constitute other than 100 shares, in which case a special identifier shall be appended to the issuer’s NASDAQ symbol.

In order to maintain compliance with this criterion following the Company’s proposed reverse split, the Company must have 400 or more stockholders that each hold 100 or more shares of its common stock. If the highest proposed reverse split ratio of 6:1 were implemented, the Company therefore must have 400 or more holders of 600 or more shares prior to the reverse split.

As of the August 3, 2007 record date for the Company’s proposed annual meeting, according to the Share Range Analysis report obtained by the Company from Broadridge Corporate Issuer Client Services, the Company has 12,233 beneficial stockholder accounts, of which 6,919 hold 750 or more shares of common stock of the Company. As such, following a 6:1 reverse split, the Company expects that it would have approximately 6,919 stockholders holding 187 or more shares of its common stock, and would therefor continue to comply with this listing standard. (The Share Range Analysis report currently available does not detail the number of stockholders holding 600 or more shares, so the 750 or more share range has been used for purposes of this analysis.)

At least four registered and active market makers

The proposed reverse stock split is not expected to impact the Company’s registered and active market makers.

Conclusion

Based on the foregoing analysis, the Company’s compliance with the applicable listing standards of the NASDAQ Global Market is not expected to be impacted by the proposed reverse stock split outlined in Proposal 2 of the Proxy Statement. As a result, the Company respectfully submits that the proposed reverse split is therefore not a “Rule 13e-3 transaction” within the meaning of Rule 13e-3. The Company further respectfully submits that, given the inapplicability of Rule 13e-3 to the proposed transaction, no additional disclosure is required in the Proxy Statement.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities and Exchange

Commission

August 9, 2007

Page Five

Addition of 3:1 Reverse Split Ratio to Proposal 2

Further to discussions between our firm and Mr. Belliston on August 6, 2007, the Company hereby confirms its intention to modify proposal 2 of the Proxy Statement to request stockholder approval of a 3:1 reverse stock split, in addition to the 4:1, 5:1 and 6:1 reverse stock split ratios currently described in Proposal 2 in the Proxy Statement. Under the modified proposal, if the 3:1 reverse split were implemented, the authorized number of shares of common stock of the Company would be reduced to 170,000,000.

We understand from discussions with Mr. Belliston that the Staff would not object to the addition of the 3:1 reverse stock split ratio to Proposal 2, and would not require the Company to file another preliminary proxy statement solely as a result of this modification to the Proxy Statement.

Company Acknowledgement

Enclosed herewith please find the requested Company acknowledgement.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Proxy Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding this response letter to the undersigned at (650) 843-5636 or to Steven Przesmicki at (858) 550-6070.

Sincerely,

/s/ Michael E. Tenta
Michael E. Tenta

cc:	Mr. William D. Young

Mr. Alfred G. Merriweather

Ms. Kathy L. Hibbs, Esq.

Steven M. Przesmicki, Esq.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM